SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Shawnlee Construction LLC 401(k) Plan
74A Taunton Street
Plainville, MA  02762

(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Shawnlee Construction LLC 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Shawnlee Construction LLC 401(k) Plan
Plainville, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Shawnlee Construction LLC 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of the year ended December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan
June 25, 2014

Shawnlee Construction LLC 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value	$7,235,185	$6,006,298

Notes receivable from participants	376,006	476,801
Employer contribution receivable	11,303	11,606
Net assets available for benefits at fair value	7,622,494	6,494,705

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(832)	(4,310)
Net assets available for benefits	$7,621,662	$6,490,395

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2013	2012
Additions
Investment income:
Dividend and interest income	$81,406	$86,455
Net appreciation in fair value of common stocks	156,320	95,272
Net appreciation in fair value of common collective trust funds	1,808	2,494
Net appreciation in fair value of mutual funds	1,261,480	615,274
Total investment income	1,501,014	799,495
Participant contributions	423,905	421,766
Employer contributions	87,778	83,262
Interest from notes receivable from participants	19,879	24,637
Total Additions	2,032,576	1,329,160
Deductions
Distributions to participants	(878,872)	(900,702)
Administrative expenses	(22,437)	(20,131)
Total Deductions	(901,309)	(920,833)

Net increase	1,131,267	408,327

Transfers out (Note 3)	-	(134,516)

Net assets available for benefits at beginning of year	6,490,395	6,216,584
Net assets available for benefits at end of year	$7,621,662	$6,490,395

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements

1.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Shawnlee Construction LLC (Plan Sponsor) 401(k) Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Fund may waive this requirement at its discretion.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan and applied to the applicable participant balances. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.

2.	Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed six months of employment.  All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Contributions

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes a regular discretionary matching contribution. The regular matching contribution is made quarterly and was 25% of participant deferrals in 2013 and 2012, on the first 8% of each participant’s compensation.

The Plan Sponsor may also contribute a discretionary, non-elective contribution annually as determined and approved by management.  No discretionary profit sharing contributions were made in 2013 or 2012.

The Plan Sponsor may make Employer Davis-Bacon Contributions for any participant who is a Non-Highly Compensated Employee and who performed service in Davis-Bacon covered work during the calendar year.  Davis-Bacon contributions vest immediately.

Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or Davis-Bacon Act, as amended, may receive employer prevailing wage law contributions.  No Davis-Bacon Act contributions were made for the years ended December 31, 2013 and 2012.

Employer contributions, with the exception of Davis-Bacon contributions, which are immediately 100% vested, are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Participant Accounts

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures may be used to offset the Plan Sponsor’s matching contributions or administrative expenses of the Plan. During 2013 and 2012, forfeitures of approximately $13,300 and $13,200, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 25 years for purchase of a principal residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2013) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 4.25% to 5.25% at December 31, 2013. A participant may only have two loans outstanding at any time.

Payment of Benefits

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

A Participant whose initial Date of Employment is on or before December 31, 2009, and who is fully vested in his Discretionary and Matching Contribution Accounts may withdraw all or any part of his Discretionary and Matching Contribution Accounts by making a request to the Plan Administrator at least 30 days before the applicable withdrawal date.  No distribution shall be made of an Employer Discretionary or Matching Contribution until two years have elapsed since the contribution was made unless the Participant has completed at least five years of Vested Service.  The Participant shall specify the particular Account from which a withdrawal is made.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Termination

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

3.	Transfers

As permitted by the plan, $134,516 was transferred to the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Plan (an affiliated plan) during 2012, due to employee transfers.  There were no funds transferred to or from the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Plan during 2013.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2013 and 2012.

	Investment Assets at Fair Value
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks	$568,900	$-	$-	$568,900
Common collective trust funds		255,243		255,243
Mutual funds:
Bond funds	137,867			137,867
Target funds	810,723			810,723
Domestic stock funds	3,643,384			3,643,384
International stock funds	1,819,068			1,819,068
Total mutual funds	6,411,042			6,411,042
Total investments at fair value	$6,979,942	$255,243	$-	$7,235,185

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)
	Investment Assets at Fair Value
	as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks	$362,369	$-	$-	$362,369
Common collective trust funds		228,789		228,789
Mutual funds:
Bond funds	143,863			143,863
Target funds	564,105			564,105
Domestic stock funds	2,997,336			2,997,336
International stock funds	1,709,836			1,709,836
Total mutual funds	5,415,140			5,415,140
Total investments at fair value	$5,777,509	$228,789	$-	$6,006,298

Individual investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2013	2012

Thornburg International Value Fund	$1,819,068	$1,709,836
JPMorgan Large Cap Growth Fund	1,714,242	1,406,490
Universal Forest Products Common Stock	568,900	362,369
T. Rowe Price Retirement Income Fund	456,603	384,903
Vanguard 500 Index Fund	697,516	606,272
Invesco Growth and Income Fund	558,983	469,734
Neuberger Berman Genesis Fund	587,577	461,942

5.	Income Tax Status

The Plan was amended and restated as an individually designed plan effective May 10, 2010.  The Plan has not received a determination letter specific to the Plan itself.  The amended and restated Plan is a "post-EGTRRA" document, and the Plan Sponsor will submit the Plan for a determination letter during the post-EGTRRA 5-year determination letter cycle for the Plan, which ends January 31, 2015.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31 2013	December 31 2012
Net assets available for benefits from the financial statements	$7,621,662	$6,490,395
Net adjustment to fair value for fully benefit responsive investment contracts	832	4,310
Assets available for benefits from the Form 5500	$7,622,494	$6,494,705

The following is a reconciliation of the net increase in net assets per the financial statements to the net income from the Form 5500:

	December 31 2013	December 31 2012
Net increase in net assets from the financial statements	$1,131,267	$408,327
2013 Net adjustment to fair value for fully benefit responsive investment contracts	832	-
2012 Net adjustment to fair value for fully benefit responsive investment contracts	(4,310)	4,310
2011 Net adjustment to fair value for fully benefit responsive investment contracts	-	(5,547)
Net income from the Form 5500	$1,127,789	$407,090

Shawnlee Construction LLC 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #03-0537439    Plan #001

December 31, 2013

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$568,900

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	255,243

	Mutual funds:
	JP Morgan	Large Cap Growth Fund	1,714,242
	Vanguard	Midcap Index Fund	85,066
	Pimco	Total Return Fund	137,867
	Thornburg	International Value Fund	1,819,068
	Neuberger Berman	Genesis Fund	587,577
	Invesco	Growth and Income Fund	558,983
	Vanguard	500 Index Fund	697,516
	T. Rowe Price	Retirement 2050 Fund	115,520
		Retirement 2040 Fund	136,915
		Retirement 2030 Fund	75,961
		Retirement 2020 Fund	24,412
		Retirement 2010 Fund	1,312
		Retirement Income Fund	456,603
			6,411,042
			7,235,185
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 4.25% to 5.25%	376,006
			$7,611,191
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Shawnlee Construction LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shawnlee Construction LLC 401(k) Plan

Date:	June 25, 2014	/s/ Gerald Simmer
Gerald Simmer,
Shawnlee Construction LLC, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP